UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2025

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F    ☒  Form 40-F

Explanatory Note

Information Contained in this Form 6-K Report clarifies that information submitted with the Form 6-K is “furnished” versus filed.

On December 16, Avino Silver & Gold Mines Ltd. submitted a  press release on Sedar+ announcing that it acquired 2,000,000 common shares of Silver Wolf Exploration Ltd. (“Silver Wolf”) at a deemed price of C$0.20 per common share for an aggregate value of C$400,000, pursuant to the terms of the option agreement with Silver Wolf dated August 12, 2020, as amended on October 8, 2020.  As a result of the acquisition, Avino had beneficial ownership of 9,307,052 common shares representing approximately 15.47% of the issued and outstanding common shares of Silver Wolf, and 2,916,677 warrants exercisable for 2,916,677 common shares.

The information contained in this report and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Avino Silver & Gold Mines Ltd. under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

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Exhibits

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.

Date: December 16, 2025	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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